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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               ________________

                                  FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 1


                                   CONECTIV

            (Exact name of registrant as specified in its charter)

                      Delaware                                 51-0377417
              (State of incorporation)                      (I.R.S. Employer
                                                           Identification No.)

 800 King Street, P.O. Box 231, Wilmington, Delaware              19899
      (Address of principal executive offices)                 (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. /x/

If this form relates to the registration of a class of securities pursuant to section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. / /

Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                      Name of each exchange on which
to be so registered                      each class is to be registered

Preferred Stock Purchase Rights          New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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                               (Title of Class)
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Item 1.  Description of Securities to be Registered

           On February 9, 2001, Conectiv (the "Company"), Potomac Electric Power Company ("Parent") and New RC, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Holdco"), entered into an Agreement and Plan of Merger, dated as of February 9, 2001 (the "Merger Agreement"). The Merger Agreement provides, among other things, that (x) a newly incorporated subsidiary of Holdco will be merged with and into the Company (the "Merger") and (y) another newly incorporated subsidiary of Holdco shall be merged with and into Parent.

           In connection with the Merger Agreement, the Company executed an amendment (the "Rights Amendment"), dated as of February 9, 2001, to the Rights Agreement, dated as of April 23, 1998, between the Company and Conectiv Resource Partners, Inc., as Rights Agent (the "Rights Agreement"), a copy of which is attached as an exhibit hereto and the description thereof is qualified in its entirety by reference thereto. The Rights Amendment provides that (a) neither a "Stock Acquisition Date" nor a "Distribution Date" (as such terms are defined in the Rights Agreement) will occur, and none of Parent, Holdco or any of their affiliates or associates will be deemed to be an "Acquiring Person" (as such terms are defined in the Rights Agreement), by reason of the execution or delivery of the Merger Agreement or the consummation of the transactions to be effected pursuant to the Merger Agreement and (b) the Rights will expire immediately prior to the consummation of the Merger.

           A summary of the Rights as amended follows.

                               Summary of Rights

           On April 23, 1998, the Board of Directors of the Company declared a dividend of one Right (a "Company Common Right") for each outstanding share of Common Stock, par value $.01 per share (the "Company Common Stock"), and one Right (a "Class A Common Right") for each outstanding share of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), in each case payable to stockholders of record as of the close of business on May 11, 1998 (the "Record Date") and for each share of Company Common Stock and Class A Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Distribution Date (as defined below). The Company Common Rights and the Class A Common Rights are hereinafter referred to as "Rights".

           Prior to the Distribution Date, the Rights will be evidenced by the certificates representing shares of outstanding Company Common Stock or Class A Common Stock to which they are attached, and no separate Rights Certificates will be distributed. Until the Distribution Date, (i) the Rights will be transferred with and only with such Company Common Stock certificates

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or Class A Common Stock certificates, (ii) new Company Common Stock certificates or Class A Common Stock certificates issued after the Record Date (including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock or Class A Common Stock will also constitute the transfer of the Rights associated with either the Company Common Stock or the Class A Common Stock represented by such certificates.

           As soon as practicable after the Distribution Date, the Rights Agent will mail separate certificates evidencing the Rights to each holder of record of Company Common Stock or Class A Common Stock as of the close of business on the Distribution Date and thereafter the separate Rights Certificates alone will represent the Company Common Rights or the Class A Common Rights. The "Distribution Date" (which date shall not be deemed to have occurred solely by reason of: (x) the approval, execution or delivery of the Merger Agreement or (y) the consummation of the Merger or the other transactions to be effected pursuant to the Merger Agreement in accordance with the Merger Agreement) will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person", which term shall not include Parent, Holdco or any of their affiliates or associates which would otherwise become Acquiring Persons solely by reason of: (x) the approval, execution or delivery of the Merger Agreement or (y) the consummation of the Merger or the other transactions to be effected pursuant to the Merger Agreement in accordance with the Merger Agreement) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Company Common Stock, Class A Common Stock and other voting securities of the Company (the "Voting Securities"), and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning an aggregate of 15% or more of the total voting power represented by all the then outstanding shares of Voting Securities.

           Prior to the Distribution Date, the Rights are not exercisable. After the Distribution Date, each Company Common Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share (a "Unit") of Series 1 Junior Preferred Stock, par value $.01 per share (the "Series 1 Preferred Stock"), at a purchase price of $65.00 per Unit, subject to adjustment and each Class A Common Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share of Series 2 Junior Preferred Stock, par value

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$.01 per share (the "Series 2 Preferred Stock"), at a purchase price of
$65.00 per Unit. The description and terms of the Rights are set forth in a Rights Agreement.

           In the event that a person becomes an Acquiring Person, then each holder of a Company Common Right or a Class A Common Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, Units of Series 1 or Series 2 Preferred Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the exercise price of the Company Common Right or the Class A Common Right. After any person has become an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by an Acquiring Person will become null and void.

           In the event that, other than pursuant to the Merger or the other transactions to be effected pursuant to the Merger Agreement in accordance with the Merger Agreement, at any time after a person or group becomes an "Acquiring Person," (i) the Company is acquired in a merger or other business combination with another company and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) another company consolidates or merges with the Company and all or part of the Company Common Stock or Class A Common Stock is converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of the Company and its subsidiaries is sold or transferred to another company, each holder of a Company Common Right (except Rights that previously have been voided) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Company Common Right or the Class A Common Right.

           At any time prior to such time as any person or group or affiliated or associated persons becomes an Acquiring Person, the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"). In addition, prior to a Distribution Date and prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person, the Company may, in connection with the redemption or purchase by the Company of shares of Class A Common Stock in accordance with the applicable provisions of the Company's Restated Certificate of Incorporation, redeem the Class A Common Rights attached to the shares of Class A Common Stock so redeemed or purchased at a redemption price of $.01 per Right, subject to adjustment. Immediately upon the action of the Company's Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price.



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           At any time after any Person or group of affiliated or associated persons becomes an Acquiring Person and before any such person or group shall become the beneficial owner of 50% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Board of Directors, at its option, may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, at an exchange ratio of one Unit of Series 1 Preferred Stock per Company Common Right (subject to adjustment in certain events) or one Unit of Series 2 Preferred Stock per Class A Common Right (subject to adjustment in certain events).

           Until the Rights are exercised, the holders thereof, as such, will have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Series 1 Preferred Stock or Series 2 Preferred Stock (or other consideration).

           The Rights will expire (i) at the Close of Business on the tenth anniversary date of the Rights Agreement or (ii) immediately prior to the time at which the consummation of the Merger occurs unless earlier redeemed, exchanged or voided by the Company. Any of the provisions of the Rights Agreement may be amended without the approval of the holders of the Rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that the Board of Directors of the Company may deem necessary or desirable. After any Person or group of affiliated or associated Persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of the Rights excluding the interests of any Acquiring Person.


















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Item 2.  Exhibits

           4.1 Rights Agreement dated as of April 23, 1998 between Conectiv and Conectiv Resource Partners, Inc. (including a Form of Company Common Rights Certificate and Class A Common Rights Certificate as Exhibits A-1 and A-2 thereto, a Summary of Rights to Purchase Series 1 Junior Preferred Stock and a Summary of Rights to Purchase Series 2 Junior Preferred Stock as Exhibits B-1 and B-2 thereto and a Form of Certificate of Designation of Series 1 Junior Preferred Stock and a Form of Certificate of Designation of Series 2 Junior Preferred Stock as Exhibits C-1 and C-2 thereto) (incorporated by reference to Exhibit 99 (b) to the Report on Form 8-K of the Registrant, file-number 1-13895, filed April 23, 1998).

           4.2 Amendment, dated as of February 9, 2001, to Rights Agreement, dated as of April 23, 1998, between the Company and Conectiv Resource Partners, Inc., as Rights Agent.





























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                                   SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CONECTIV


                                           By: /s/ John van Roden
                                           Name:  John van Roden
                                           Title: Senior Vice President and
                                                  Chief Financial Officer

                                           Date: February 12, 2001

































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                                 EXHIBIT INDEX

Exhibit No.                       Description

      4.1 Rights Agreement dated as of April 23, 1998 between Conectiv and Conectiv Resource Partners, Inc. (including a Form of Company Common Rights Certificate and Class A Common Rights Certificate as Exhibits A-1 and A-2 thereto, a Summary of Rights to Purchase Series 1 Junior Preferred Stock and a Summary of Rights to Purchase Series 2 Junior Preferred Stock as Exhibits B-1 and B-2 thereto and a Form of Certificate of Designation of Series 1 Junior Preferred Stock and a Form of Certificate of Designation of Series 2 Junior Preferred Stock as Exhibits C-1 and C-2 thereto) (incorporated by reference to Exhibit 99 (b) to the Report on Form 8-K of the Registrant, file-number 1-13895, filed April 23, 1998).

      4.2 Amendment, dated as of February 9, 2001, to Rights Agreement, dated as of April 23, 1998, between the Company and Conectiv Resource Partners Inc., as Rights Agent.





























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